UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-2299

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Industrial Technologies, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

(a)    Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Notes to Financial Statements

Supplemental Schedules

(b)    Exhibit(s)

        23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Kurt W. Loring
Kurt W. Loring
Vice President-Chief Human Resources Officer

Date: June 25, 2018

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2017 and 2016

Supplemental Schedules
As of December 31, 2017 and For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 and schedule of delinquent participant contributions for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2008.

Cleveland, Ohio
June 25, 2018

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016

Assets:
Investments at fair value	$498,883,238	$445,516,386
Participant notes receivable	7,683,468	8,071,618
Net assets available for plan benefits	$506,566,706	$453,588,004

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

2017
Additions to net assets attributed to:
Contributions:
Participants	$14,401,334
Participants' rollovers	2,895,695
Employer	7,342,467
Total contributions	24,639,496

Interest, Dividends, and Other	4,585,005

Net appreciation in fair value of investments	68,266,706

Total investment income	72,851,711

Interest on participant notes receivable	360,663

Total additions	97,851,870

Deductions from net assets attributed to:
Distributions to participants	(46,265,448)
Administrative expenses	(759,772)
Total deductions	(47,025,220)

Net increase in net assets before transfers	50,826,650

Transfer from another plan	2,152,052

Net increase in net assets	52,978,702

Net assets available for benefits:
Beginning of year	453,588,004
End of year	$506,566,706

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting eligible domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the Plan was Wells Fargo Bank, N.A. (“Wells Fargo”) through March 8, 2017. Effective March 9, 2017, Principal Trust Company ("Principal") is record keeper and trustee for the assets of the Plan.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan after their first payroll period. Eligible employees may elect to make pre-tax or after-tax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. All newly eligible employees are automatically enrolled into the Plan with an initial contribution rate of 2% after 30 days of employment if they have not made an affirmative election already or have not made an election to opt out of contributing.

From January 1, 2017 through September 30, 2017, the Company made additional discretionary contributions to the Plan consisting of matching contributions equal to a percentage of participant pre-tax contributions not in excess of 6% of the participant's compensation determined annually. Any employer matching contribution is typically paid to the plan monthly and participants must be employed during the last pay period of the month to receive the monthly match. Employer matching contributions are allocated based on the personal investment choices of each participant. For the first, second, and third quarters of 2017, the employer match on participant contributions was $0.35, $1.00, and $1.00, respectively, of every eligible employee dollar contributed. Starting October 1, 2017, the Company may make additional discretionary matching contributions limited to 50% of the aggregate participant pre-tax and after-tax contributions up to 6% of the participant's compensation for that period. Employer matching contributions are paid bi-weekly and the participant must be employed during the period to receive the bi-weekly match.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan.

Pre-tax contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

During 2017, the Company remitted certain 2017 and 2016 employee deferrals to the Plan after the Department of Labor's required time frame. Contributions of lost earnings were made to the Plan in 2017.

Investment of Contributions - The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Participants elect investment of matching and pre-tax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the trustee of the Plan and become effective daily.

Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions are made in the form of cash. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $8,189 and $151 at December 31, 2017 and 2016, respectively. The Company used approximately $264,000 from the forfeitures to offset contributions for the year ended December 31, 2017.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from Company contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan - The Plan obtained its latest determination letter dated July 12, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to income tax examinations for the years prior to 2014.

Party-in-interest Transactions - Certain plan assets were in investment funds that were managed by Wells Fargo or its affiliates through March 8, 2017. Wells Fargo was the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. Effective March 9, 2017, certain plan assets are in investment funds that are managed by Principal or its affiliates. Principal is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Transfer from Another Plan - As discussed in Note 4, the Knox Oil Field Supply Retirement Plan merged with and into the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available for Benefits at fair value. The Stable Principal Fund and Columbia Trust Stable Income Fund, which are common collective trust funds, are valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust funds. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. The Principal MidCap Separate account-Z is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. See Note 3, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

As of December 31, 2016, The Applied Industrial Technologies, Inc. Stock Fund (the "Fund") was tracked and valued on a unitized basis which represents the fair value of the underlying investments. The Fund consisted of Applied Industrial Technologies, Inc. common stock and the Wells Fargo Advantage Heritage Money Market Fund. Unitizing the Fund allowed for daily trades. The value of the unit at December 31, 2016 reflected the combined market value of Applied Industrial Technologies, Inc. common stock and the cash investments held by the Fund. As of March 9, 2017, with the transition of investment custodian, the unitized fund was not carried forward. Applied Industrial Technologies, Inc. Stock at December 31, 2017 consists of common stock of Applied Industrial Technologies, Inc., whose fair value is determined based on the quoted market price as of year end.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

3. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 2 or 3 within the fair value hierarchy.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

		Fair Value Measurements at 12/31/17
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2017	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$105,830,379	$105,830,379
Mutual Funds	337,043,459	337,043,459
Total	$442,873,838	$442,873,838

Investments measured at NAV:
Common/collective trust fund: Stable value	$52,475,788
Pooled Separate Account	3,533,612
Total Investments measured at NAV:	$56,009,400

Total investments at fair value	$498,883,238

		Fair Value Measurements at 12/31/16
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2016	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$98,121,794	$98,121,794
Cash	1,605,469	1,605,469
Mutual Funds	284,943,135	284,943,135
Total	$384,670,398	$384,670,398

Investments measured at NAV:
Common/collective trust fund: Stable value	$60,845,988

Total investments at fair value	$445,516,386

The Plan's policy is to recognize transfers in and transfers out of level 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

4. PLAN MERGER

On November 1, 2017, the Knox Oil Field Supply Retirement Plan, a defined contribution plan sponsored by the Company, merged with and into the Plan. Accordingly, assets of $2,152,052 and related participant accounts were transferred into the Plan on November 1, 2017, resulting in the complete termination of the Knox Oil Field Supply Retirement Plan.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2017

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Applied Industrial Technologies, Inc. Stock:
	Applied Industrial Technologies, Inc.	Common Stock - 1,554,044 shares	**	$105,830,379

	Pooled Separate Account
*	Principal MidCap Separate Account-Z	Pooled Separate Account - 14,504 shares	**	3,533,612

	Common/Collective Trust Fund
	Stable Principal Fund
	Principal Stable Value Z Fund		**	542,584
	Columbia Trust Stable Income IS Fund		**	51,933,204
	Total Common/Collective Trust Funds			52,475,788

	Fixed Income Funds
	Bond Fund
	Lord Abbett Total Return R6 Fund	Mutual Fund - 2,062,293 shares	**	21,406,541
	Western Asset Core Bond Fund	Mutual Fund - 1,133,804 shares	**	14,376,638
	Total Fixed Income Funds			35,783,179

	Mutual Funds - Equity
	Vanguard Int Index Fund	Mutual Fund - 52,248 shares	**	12,720,342
	Vanguard Growth Index Fund	Mutual Fund - 60,339 shares	**	4,365,533
	Vanguard Mid-Cap Index	Mutual Fund - 8,935 shares	**	1,711,503
	Vanguard Small-Cap Index	Mutual Fund - 32,857 shares	**	2,325,651
	Vanguard Total Int ST Index	Mutual Fund - 27,091 shares	**	3,305,867
	Vanguard Value Index Fund	Mutual Fund - 36,749 shares	**	1,521,784
	Mid Cap Value Stock
	JP Morgan Mid Cap Value L Fund	Mutual Fund - 124,339 shares	**	5,008,376
	Vanguard Mid-Cap Value Index Admiral Fund	Mutual Fund - 47,050 shares	**	2,716,695
	Foreign Stock
	American Funds EuroPacific Growth R6 Fund	Mutual Fund - 356,666 shares	**	20,023,222
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund - 108,119 shares	**	13,193,705
	Large Core Stock
	Vanguard Institutional Index Institutional Fund	Mutual Fund - 69,299 shares	**	16,871,574
	American Funds Fundamental Investor R6 Fund	Mutual Fund - 269,596 shares	**	16,774,264
	MFS Blended Research Core Equity R6 Fund	Mutual Fund - 577,754 shares	**	16,090,455
	Large Growth Stock
	Harbor Capital Appreciation Inst Fund	Mutual Fund - 218,619 shares	**	15,180,903
	Vanguard Growth Index Institutional Fund	Mutual Fund - 205,093 shares	**	14,838,491
	JP Morgan Growth Advantage R5 Fund	Mutual Fund - 742,290 shares	**	15,261,478

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2017

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	Large Value Stock
	Vanguard Value Index Institutional Fund	Mutual Fund - 218,961 shares	**	9,067,189
	American Funds Washington Mutual Investors R6 Fund	Mutual Fund - 136,348 shares	**	6,227,023
	Vanguard Mid Cap Index Admiral fund	Mutual Fund - 11,665 shares	**	2,234,407
	T. Rowe Price Instl Mid-Cap Equity Growth Fund	Mutual Fund - 499,989 shares	**	27,239,373
	Vanguard Small Cap Index Admiral Fund	Mutual Fund - 24,484 shares	**	1,732,954
	American Beacon Small Cap Value Institutional Fund	Mutual Fund - 268,262 shares	**	7,353,045
	Vanguard Russell 2000 Growth Index Instl Fund	Mutual Fund - 62,869 shares	**	16,217,747
	Total Equity Funds			231,981,581

	Retirement-Year Based Funds
	Vanguard Target Retirement Income Fund	Mutual Fund - 220,877 shares	**	2,992,884
	Vanguard Target Retirement 2015	Mutual Fund - 232,395 shares	**	3,562,621
	Vanguard Target Retirement 2020	Mutual Fund - 327,486 shares	**	10,276,515
	Vanguard Target Retirement 2025	Mutual Fund - 553,357 shares	**	10,237,112
	Vanguard Target Retirement 2030	Mutual Fund - 331,113 shares	**	11,135,336
	Vanguard Target Retirement 2035	Mutual Fund - 388,456 shares	**	8,037,164
	Vanguard Target Retirement 2040	Mutual Fund - 134,821 shares	**	4,822,556
	Vanguard Target Retirement 2045	Mutual Fund - 134,495 shares	**	3,026,138
	Vanguard Target Retirement 2050	Mutual Fund - 115,180 shares	**	4,169,505
	Vanguard Target Retirement 2055	Mutual Fund - 32,503 shares	**	1,275,095
	Vanguard Target Retirement 2060	Mutual Fund - 20,821 shares	**	721,255
	Total Retirement-Year Based Funds			60,256,181

	Balanced Funds
	DFA Global 60/40 I Fund	Mutual Fund - 498,758 shares	**	9,022,518

	Total Investments			498,883,238

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from March 2018 to February 2027)		**	7,683,468

	Total			$506,566,706

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participation Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2016	-	-	8,996	-	-
2017	-	-	915	-	-